Exhibit 99.2

Managemant’s Discussion & Analysis

For the three months ended March 31, 2023

Q1

2023

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of May 14, 2023. This MD&A is intended to supplement the Company’s first quarter 2023 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), and the Company’s 2022 audited annual consolidated financial statements and its accompanying notes (the “2022 Annual Financial Statements”). This MD&A should be read in conjunction with the Company’s Annual Information Form dated March 20, 2023, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS Financial Measures and Ratios and Section 21 - Cautionary Note Regarding Non-IFRS Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 17 - Risk Factors of this MD&A, Section 18 - Risk Factors of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023 and to Section 20 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 23 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q1 2023	Three months ended March 31, 2023
Q1 2022	Three months ended March 31, 2022

3	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (NASDAQ/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools under a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining companies for their hashrate based on what the pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools purchase hashrate and accept the risk with the aim to mine more blocks than they should in a given time period in seek of profit.

Bitfarms currently has 10 Mining facilities situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominately environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally-based and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of May 14, 2023	Contracted power as of May 14, 2023
Canada	148 MW	158 MW	[1]
United States	20 MW	24 MW	[2]
Paraguay	10 MW	10 MW
Argentina	18 MW	210 MW	[2]
	196 MW	402 MW

[1]	The Company has secured the rights for a total of 10 MW of hydro-electricity in the province of Quebec. Bitfarms does not currently have an expansion plan for these 10 MW of power, but is continuing its efforts to search for economically viable properties for these 10 MW of hydro-electricity.

[2]	Refer to section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022
Revenues	30,050	40,329
Gross (loss) profit	(8,353)	17,037
Gross margin (1)	(28)%	42%
Operating (loss) income	(14,997)	6,874
Operating margin (1)	(50)%	17%
Net (loss) income	(2,479)	4,519
Basic (loss) earnings per share	(0.01)	0.02
Diluted (loss) earnings per share	(0.01)	0.02
Gross Mining profit (1)	12,185	30,140
Gross Mining margin (1)	42%	76%
Adjusted EBITDA (1)	6,334	21,440
Adjusted EBITDA margin (1)	21%	53%

	As of March 31,	As of December 31,
	2023	2022
Total assets	331,982	343,098
Current financial liabilities	32,947	55,951
Non-current financial liabilities	67	4,093
Long-term debt included in financial liabilities	21,093	47,147

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin, Operating margin, Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 9 - Non-IFRS Financial Measures and Ratios of this MD&A.

5	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

4. FIRST QUARTER 2023 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $30.1 million, gross loss of $8.4 million (gross margin[1] of negative 28%) including non-cash depreciation and amortization expense of $20.7 million, operating loss of $15.0 million (operating margin[1] of negative 50%) and net loss of $2.5 million;
●	Gross Mining profit[1] of $12.2 million (42% gross Mining margin1); and
●	Adjusted EBITDA[1] of $6.3 million (21% adjusted EBITDA margin1).

Operations

●	Mined 1,297 BTC at an average direct cost of $12,500 per BTC[2] and held 435 BTC valued at approximately $12.4 million as of March 31, 2023;
●	Increased hashrate from 4.5 EH/s to 4.8 EH/s through the acquisition and installation of approximately 3,000 Miners; and
●	Sold 1,267 BTC at an average price of $22,500 per BTC for total proceeds of $28.5 million, a portion of which was used to repay equipment related indebtedness.

Expansions

●	Imported and installed approximately 2,900 new M30s Whatsminer Miners into Paraguay, which added a net 165 PH/s to the Villarrica facility after replacing the older generation Miners, and bringing its total hashrate to approximately 290 PH/s. The Company sold the older generation Miners to a third party for approximately $0.2 million.

Financing

●	Negotiated a discounted prepayment of the equipment financing with BlockFi Lending LLC (“BlockFi”), which had an outstanding balance of $20.3 million as at February 8, 2023, to align with market conditions, for $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million;
●	Paid down $13.5 million in equipment related indebtedness, including the negotiated $7.8 million BlockFi loan settlement payment described above;
●	Launched hedging activities including entering into forward BTC option contracts with the objective of reducing the variability of future cash flows from sales of digital assets; and
●	Raised $15.8 million in net proceeds through the Company’s at-the-market equity offering program.

[1]	Gross margin, Operating margin, Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 9 - Non-IFRS Financial Measures and Ratios of this MD&A.

[2]	Represents the direct cost of BTC based on the total electricity costs divided by the total number of BTC mined.

6	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended March 31,
	2023	2022	% Change
Total BTC mined	1,297	961	35%
Average Watts/Average TH efficiency	39	43	(9)%
BTC sold	1,267	18	nm

nm: not meaningful

	As of March 31,
	2023	2022	% Change
Period-end operating EH/s	4.8	2.7	76%
Period-end operating capacity (MW)	188	121	55%
Hydropower (MW)	178	121	47%

As of March 31, 2023 v. as of March 31, 2022

●	4.8 EH/s online as of March 31, 2023, compared to 2.7 EH/s online as of March 31, 2022, an increase of 76%, as a result of the Company’s expansions in Sherbrooke (Quebec), Washington State, Paraguay and Argentina and the upgrade of its Miner fleet;
●	188 MW operating capacity as of March 31, 2023, compared to 121 MW operating capacity as of March 31, 2022, an increase of 55%, as a result of expansions in Sherbrooke (additional 54 MW), Washington (additional 3 MW) and Argentina (additional 10 MW); and
●	178 MW hydropower as of March 31, 2023, compared to 121 MW hydropower as of March 31, 2022, an increase of 47% as a result of the Company’s expansions in Sherbrooke and Washington, and representing 95% of total energy capacity.

Q1 2023 v. Q1 2022

●	1,297 BTC mined in Q1 2023, compared to 961 BTC mined in Q1 2022, representing an increase of 35% as a result of the Company’s expansions in Sherbrooke (Quebec), Washington State, Paraguay and Argentina and the upgrade of its Miner fleet;
●	39 Watts/TH efficiency in Q1 2023, compared to 43 Watts/TH efficiency in Q1 2022, representing an improvement of 9% due to the Company upgrading its fleet with more efficient Miners; and
●	1,267 BTC sold in Q1 2023 compared to 18 BTC in Q1 2022. The proceeds were used in part to fund operations and repay equipment financing indebtedness.

7	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Argentina Expansion”, “Paraguay Expansion”, “Washington Expansion” and “Baie-Comeau Expansion”. The Company’s 2023 ending hashrate target based on current infrastructure construction and Miner delivery schedules is 6.0 EH/s, which is planned to be reached by the end of the third quarter of 2023. As of March 31, 2023, the Company achieved 4.8 EH/s. The Company continues to evaluate opportunities that will expand its infrastructure and Mining hardware to increase the Company’s hashrate, provided such opportunities are accretive based on current macro factors and specific performance.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of BTC, network difficulty, supply and cost of cryptocurrency Mining equipment, the ability to import equipment into countries in a cost-effective manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues including COVID-19 on the supply chains described above, and the Company’s ability to fund its initiatives. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023 for further details.

A.	Argentina Expansion

Background

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer. The agreement establishes that the power producer will effectively supply the Company based on (i) 60% of the drawn electricity at a rate of $0.02 per kilowatt hour for the first four years, not including an additional cost of $0.002 per kilowatt hour for an energy management fee which effectively increases the cost to $0.022 per kilowatt hour, up to a maximum amount of 1,103,760 megawatt hours per year, plus (ii) the remaining electricity supply subject to certain adjustments, variable pricing components and other conditions. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the power producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. For the last four years of the eight-year power purchase agreement, all of the electricity supply will be based on variable and market-driven pricing components as is the case for the 40% supply as outlined above for the first four years. For further details on the Company’s power purchase agreement, refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023.

In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property in Rio Cuarto for the Mining facility’s construction and operation. The lease covers sufficient property area to allow for the construction of warehouses capable of fully drawing up to 210 MW of power.

8	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

Background (Continued)

In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”) to provide engineering, procurement, and construction services for the Company’s facility in Argentina. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ is responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television “(CCTV)”, fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of a provisional high voltage power line and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. to provide some engineering services and to act as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule.

Initial plan

The facility, if fully developed, is currently designed to comprise of warehouse-style buildings. All warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The first warehouse represents approximately 50 MW of incremental infrastructure capacity.

The Company planned to deploy a significant portion of its order of 48,000 Miners at this facility, with deliveries expected to arrive throughout 2022 and the first six months of 2023. In December 2022, the Company renegotiated its 48,000 unit purchase agreement, extinguishing the outstanding commitment on 18,000 units, contractually valued at $45.4 million, without penalty.

The adverse impact of geopolitical events on natural gas prices, as well as new importation restrictions, as detailed below, led the Company to revise the timing to fully utilize the infrastructure built in the first 50 MW warehouse and to reassess the timing of its build-out and deployment of further production facilities at the Rio Cuarto location.

Revised plan announced in 2022

On September 2022, 10 MW of the 50 MW of the first warehouse in Argentina became operational. Construction of the first warehouse was completed in November 2022, but has not yet been fully commissioned due to the reasons detailed below.

9	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

Revised plan announced in 2022 (Continued)

Since October 17, 2022, a new importation system, called Sistema de importaciones de la República Argentina (“SIRA”) replaced the previous one called Sistema integral de monitoreo de importaciones (“SIMI”). The SIRA system puts additional controls on importations into Argentina and limits the outflow of U.S. dollars from the country, resulting in additional restrictions on the importation of crypto Miners and many other categories of equipment. As a result, and for reasons beyond its control, the Company has been unable to import and deploy its Mining fleet in Argentina as originally expected. Additionally, as of March 31, 2023, the private Argentinian power producer was still awaiting approval of its final operation permit to provide power to the Company’s operations. The approval was granted on April 21, 2023. In the interim, the Rio Cuarto facility was drawing power during this start-up and commissioning phase from the provincial electrical utility at a higher cost than the expected contracted cost of power under the agreement with the power producer. The higher cost of electricity during this period also impacted the planned deployment of Miners in the first warehouse.

The cost of developing the first two warehouses is currently estimated to range from $55 million to $65 million, including the installed high voltage lines and a substation capable of supplying power to four warehouses and drawing up to 210 MW of electricity. The estimated cost range is net of any expected gains on disposition of marketable securities in connection with the mechanism for funding the Argentina Expansion, as described in section 7 - Net financial income, and excluding importation costs.

2023 update

In February 2023, Management elected to postpone the development of a second warehouse until the power permit is obtained by the private Argentinian power producer, the importation limitations are resolved and natural gas prices stabilize at an acceptable level.

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production up to 100 MW at its Argentina facility. The Company completed testing of its Rio Cuarto substation which is now online and capable of delivering 100 MW without further significant capital expenditure.

In April 2023, the Company installed 2,100 new miners that were delivered in March and April 2023. Energizing these miners and ending underclocking of previously installed miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5 EH/s.

The receipt of the power permit by the private Argentinian power producer enables the Company to commence purchasing low-cost power under its purchase agreement, currently expected to be below $0.03 per kWh as the Company reaches 50MW capacity. The Company expects the cost of BTC mined at this farm to substantially decrease as it actively scales up operations at the first warehouse.

In anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT miners to fill out an additional 22 MW in the first warehouse. These new miners, when installed, as expected in the third quarter of 2023, are projected to improve the overall w/TH efficiency and generate an additional 1.1 EH/s at the Argentina facility.

10	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

2023 update (Continued)

The Company currently has a fully built 50 MW farm which is now permitted to draw power under this agreement and has the opportunity to draw 50 MW of additional power under this agreement should it build its second 50 MW facility. The Company also retains the option to build out other facilities to the full contracted amount of 210 MW. Currently, in light of the importation limitations and the adverse impact of recent geopolitical events on natural gas prices, the Company is not yet in a position to determine when or if construction of additional infrastructure will resume or commence.

Position as of March 31, 2023

As of March 31, 2023, the Company had placed deposits of $4.9 million and $5.9 million with suppliers for existing and additional construction costs and for Blockchain Verification and Validation Equipment and electrical components, respectively. The Company has also acquired $55.8 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $60.0 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

B.	Paraguay Expansion

Background

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with the city of Villarrica’s electricity distribution company, Compañía Luz y Fuerza SA (“CLYFSA”), at an effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with another counterparty, beginning August 1, 2021, with monthly payments of $20,000, to lease land at the existing facility. The construction of the facility cost $1.1 million and was completed in December 2021.

2022 update

In January 2022, the Company’s facility in Paraguay became operational with the installation of 2,900 of the Company’s older generation Miners relocated from Quebec and generated approximately 125 PH/s.

On July 18, 2022, the Paraguayan Congress approved a bill regulating the Mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments. The proposed legislation by the Paraguayan Congress aimed to create an attractive regulatory environment within the Country through the establishment of a straightforward licensing regime that clearly established the requirements for operating crypto-assets activities in the Country. On August 30, 2022, the proposed law was vetoed by the President and returned to the Paraguayan Congress to be modified and potentially resubmitted. It is unknown if and when a new law will be approved. The absence of specific law in Paraguay regarding crypto assets has not impacted the Company’s current operations in the country. National elections took place on April 30, 2023. The country’s new President is expected to be inaugurated on August 15, 2023.

11	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

2022 update (Continued)

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 under which the National Electricity Administration (“ANDE”), which is responsible for the distribution and delivery of the majority of electricity in the Country, was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining. In response, ANDE established the Special Intensive Consumption Group, which controls the supply of high and medium voltage electricity and imposes rate tariffs in effect until at least December 2027. While the Company’s contract with CLYFSA precludes these tariffs from having any impact on the Company’s current activities, the impact, if any, on the Company’s future operations cannot be determined at this time.

2023 update

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company reached an agreement and sold the older generation Miners to a third party for approximately $0.2 million.

C.	Washington Expansion

Background

On November 9, 2021, the Company completed the acquisition of a facility in Washington State consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease arrangement for a 5 MW facility that was set to expire on November 8, 2022.

Upon closing of the transaction, the Company transferred approximately $23.0 million in cash and 415,000 common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favorable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million, which was determined as of June 30, 2022 to be fully impaired as a result of the decrease in the price of BTC.

12	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

C.	Washington Expansion (Continued)

2022 update

During the second quarter of 2022, the Company added 3 MW of electrical infrastructure and is currently operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier provided a preliminary indication that the next 6 MW of in-process applications were expected to be energized in the second half of 2023 with the remaining 3 MW of in-process applications estimated to be energized after 2027 due to the nearby substation being at capacity. On October 20, 2022, the Company renewed on similar terms the property lease for a period of 23 months.

2023 update

In April 2023, the Company received approval from the power supplier for the next 6 MW which is estimated to be energized in the fourth quarter of 2023. The Company expects to begin constructing another facility starting in June 2023 with an estimated cost of $2.1 million which includes the costs paid to the power supplier for setting up the connection. The Company anticipates relocating miners from other facilities in Washington to the facility once constructed in order to reduce operating expenses.

D.	Baie-Comeau (Canada) Expansion

Background

In April 2023, the Company entered into agreements to acquire shares of a Company that owns the right to 22 MW of hydro power capacity in Baie-Comeau, Quebec and lease a site to install the infrastructure to operate the acquired capacity. The 22 MW facility could add over 600 PH/s when in full production. The Baie-Comeau area is home to five hydro-electricity generation facilities with over 5.4 gigawatts of nameplate capacity. Adding reliable hydro power in Quebec is part of the Company’s strategy to cost-effectively expand its operating footprint.

The consideration to be transferred at closing would total $1.8 million, of which $0.7 million is expected to be paid in cash and $1.1 million is expected to be paid in common shares of the Company, the latter subject to regulatory approval and customary and contractual resale restrictions.

The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years at $15,000 a month. The proposed lease agreement provides the Company with the option to purchase the site for $2.3 million (CAD$ 3.0 million) throughout the lease term.

2023 plan

Following the closing of the acquisition, the Company plans to keep the development and build-out costs low by utilizing a portion of its hardware credits for miner procurement and applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe facility. The Company could bring 11 MW online by the third quarter of 2023 and to commission the remaining 11 MW during the second half of 2024, after local infrastructure improvements have been completed.

13	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change

Revenues	30,050	40,329	(10,279)	(25)%
Cost of revenues	38,403	23,292	15,111	65%
Gross (loss) profit	(8,353)	17,037	(25,390)	(149)%
Gross margin (1)	(28)%	42%	—	—

Operating expenses
General and administrative expenses	8,360	13,843	(5,483)	(40)%
Realized (gain) loss on disposition of digital assets	(587)	34	(621)	nm
Reversal of revaluation loss on digital assets	(2,695)	(3,702)	1,007	(27)%
Loss (gain) on disposition of property, plant and equipment	1,566	(12)	1,578	nm
Operating (loss) income	(14,997)	6,874	(21,871)	(318)%
Operating margin (1)	(50)%	17%	—	—
Net financial income	(12,188)	(4,083)	(8,105)	199%
Net (loss) income before income taxes	(2,809)	10,957	(13,766)	(126)%
Income tax (recovery) expense	(330)	6,438	(6,768)	(105)%
Net (loss) income	(2,479)	4,519	(6,998)	(155)%

Basic (loss) earnings per share (in U.S. dollars)	(0.01)	0.02	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.01)	0.02	—	—
Change in revaluation surplus - digital assets, net of tax	1,225	—	1,225	100%
Total comprehensive (loss) income, net of tax	(1,254)	4,519	(5,773)	(128%)

Gross Mining profit (1)	12,185	30,140	(17,955)	(60)%
Gross Mining margin (1)	42%	76%	—	—
EBITDA (1)	19,511	27,033	(7,522)	(28)%
EBITDA margin (1)	65%	67%	—	—
Adjusted EBITDA (1)	6,334	21,440	(15,106)	(70)%
Adjusted EBITDA margin (1)	21%	53%	—	—

nm: not meaningful

[1]	Gross margin, Operating margin, Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 9 - Non-IFRS Financial Measures and Ratios of this MD&A.

14	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q1 2023 v. Q1 2022

Revenues were $30.1 million in Q1 2023 compared to $40.3 million in Q1 2022, a decrease of $10.3 million, or 25%.

The most significant factors impacting the decrease in Bitfarms’ revenues in Q1 2023, compared to Q1 2022, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, partially offset by the increase in Bitfarms’ hashrate in excess of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
Revenues, including Volta, for the three months ended March 31, 2022		961	40,329	—
Impact of increase in average Bitfarms’ BTC hashrate in excess of the increase in network difficulty during Q1 2023 as compared to Q1 2022	1	336	13,891	34%
Impact of difference in average BTC price in Q1 2023 as compared to Q1 2022	2		(24,376)	(60)%
Other Mining variance and change in Volta			206	1%
Revenues for the three months ended March 31, 2023		1,297	30,050	(25)%

Notes
1	Calculated as the difference in BTC mined in Q1 2023 compared to Q1 2022 multiplied by Q1 2022 average BTC price
2	Calculated as the difference in average BTC price in Q1 2023 compared to Q1 2022 multiplied by BTC mined in Q1 2023

The following table summarizes the revenues by country:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	23,489	29,926	(6,437)	(22)%
USA	3,891	9,805	(5,914)	(60)%
Argentina	1,296	—	1,296	100%
Paraguay	1,374	598	776	130%
	30,050	40,329	(10,279)	(25)%

Given its higher proportion of production capacity, the decrease of $10.3 million in revenues mainly reflects a decrease of $6.4 million in Canada. Revenues from the Company’s Canadian operations were $23.5 million during Q1 2023 compared to $29.9 million in Q1 2022. US-based revenues decreased by $5.9 million from the Company’s Washington operations in Q1 2023 when compared to the same period in the previous year. Paraguay and Argentina revenues were $1.4 million and $1.3 million in Q1 2023, respectively, compared to $0.6 million and nil in Q1 2022, respectively.

15	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues
	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Energy and infrastructure	17,027	9,590	7,437	78%
Depreciation and amortization	20,700	13,066	7,634	58%
Purchases of electrical components	320	307	13	4%
Electrician salaries and payroll taxes	356	329	27	8%
	38,403	23,292	15,111	65%

Q1 2023 v. Q1 2022

Bitfarms’ cost of revenues for Q1 2023 was $38.4 million compared to $23.3 million for Q1 2022. The increase in cost of revenues was mainly attributable to:

●	A $7.4 million, or 78%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners, which increased energy utilization to an average of 170 MW during Q1 2023 versus 94 MW for the same period in 2022, resulting in an increase in electricity costs of $7.8 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and provinces where the Company operates.
●	A $7.6 million increase in depreciation and amortization expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $0.2 million mainly due to the capitalization of the leased Washington facility which was renewed in Q4 2022.
●	A decrease in repairs and maintenance of $0.2 million.

16	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Salaries and share based payment	5,157	7,660	(2,503)	(33)%
Professional services	1,878	2,123	(245)	(12)%
Advertising and promotion	81	50	31	62%
Insurance, duties and other	974	3,565	(2,591)	(73)%
Travel, motor vehicle and meals	178	315	(137)	(43)%
Hosting and telecommunications	92	130	(38)	(29)%
	8,360	13,843	(5,483)	(39)%

Q1 2023 v. Q1 2022

Bitfarms’ general and administrative (“G&A”) expenses were $8.4 million in Q1 2023 compared to $13.8 million for Q1 2022. The decrease of $5.5 million, or 39%, in G&A expense was largely due to:

●	A $3.6 million decrease in non-cash share-based payment expense in connection with:
◦	Stock options granted in 2021 with a fair market value between $3.16 to $5.97 had a higher share-based payment expense in Q1 2022 than Q1 2023 due to the graded vesting method, which resulted in an accelerated recognition of share-based expense in earlier periods.
◦	The Company not granting any stock options during Q1 2023 compared to granting 120,000 stock options for the same period in Q1 2022.
◦	This is partially offset by the cancellation of 10,535,000 options, which resulted in accelerated share-based payment expense of $0.9 million during Q1 2023. Refer to Note 18 to the Financial Statements for more details.
●	The inclusion of $1.8 million of shipping costs and duties in Q1 2022 from transferring older generation Miners from Canada to Paraguay which did not occur in Q1 2023.
●	A $0.2 million decrease in the Company’s insurance expense mostly due to refunds from insurers after reviewing the policies.

These decreases were partially offset by:

●	A $1.1 million increase in salaries and wages expense due to the increase in the Company’s headcount in Q1 2023 compared to Q1 2022 to support the global project expansions as well as cost of living salary increases.

17	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income
	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Gain on disposition of marketable securities	(2,171)	(10,937)	8,766	(80)%
Gain on extinguishment of long-term debt and lease liabilities	(12,835)	—	(12,835)	(100)%
Loss on currency exchange	270	858	(588)	(69)%
Interest on credit facility and long-term debt	1,251	2,705	(1,454)	(54)%
Interest on lease liabilities	369	305	64	21%
Discount expense on VAT receivable	1,009	2,919	(1,910)	(65)%
Other financial (income) expenses	(81)	67	(148)	(221)%
	(12,188)	(4,083)	(8,105)	199%

Q1 2023 v. Q1 2022

Bitfarms’ net financial income for Q1 2023 was $12.2 million compared to $4.1 million for Q1 2022. The $8.1 million increase was primarily related to:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during Q1 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $1.4 million decrease in interest expense on (i) the $100 million credit facility which commenced on December 30, 2021 and was fully repaid and extinguished in December 2022, (ii) the BlockFi Loan which commenced on February 18, 2022 and was extinguished in February 2023 as described above and (iii) the NYDIG Loan which commented on June 15, 2022. The NYDIG Loan was classified as long-term debt in the statements of financial position.
●	The discounting expense on the Argentina VAT receivable of $2.9 million during Q1 2022 relates to the country’s historically high rate of inflation and length of time before the VAT receivable is refunded and reflects the accounting under the effective interest rate method. During Q1 2023, new additions to the VAT receivable were discounted, which had a lesser balance than the amount discounted in Q1 2022, resulting in lesser expense. The discounting expense was partially offset by increasing accretion income from the passage of time.

These increases were partially offset by:

●	A $8.7 million decrease in gain on disposition of marketable securities related to the mechanism used to fund the Argentina Expansion that began in Q3 2021. The Company has been funding its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange. The decrease was due to less funds being sent to Argentina in Q1 2023 compared to Q1 2022.

18	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenues	30,050	27,037	33,247	41,815	40,329	59,598	44,774	36,687
Net (loss) income	(2,479)	(16,843)	(84,808)	(141,918)	4,519	9,677	23,733	(3,675)
Basic net (loss) earnings per share	(0.01)	(0.08)	(0.40)	(0.70)	0.02	0.05	0.14	(0.02)

Net (loss) income before income taxes	(2,809)	(16,652)	(89,533)	(161,234)	10,957	17,937	34,706	(3,071)
Interest expense	1,620	3,271	3,394	4,546	3,010	837	788	897
Depreciation and amortization expense	20,700	20,777	20,720	17,857	13,066	10,287	6,261	4,920
EBITDA	19,511	7,396	(65,419)	(138,831)	27,033	29,061	41,755	2,746
EBITDA margin	65%	27%	(197)%	(332)%	67%	49%	93%	7%
Share-based payment	2,536	3,795	3,961	7,927	6,105	10,036	5,787	6,342
Realized (gain) loss on disposition of digital assets	(587)	28,567	44,329	77,880	34	137	177	(47)
(Reversal of) revaluation loss on digital assets	(2,695)	(23,284)	(45,655)	70,475	(3,702)	3,869	(13,893)	14,885
Gain on extinguishment of long-term debt and lease liabilities	(12,835)	—	—	—	—	—	—	—
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	(8,903)	84,116	—	—	1,800	—	—
Impairment reversal on property, plant and equipment	—	—	—	—	—	—	(1,860)	—
Impairment on goodwill	—	—	—	17,900	—	—	—	—
Net financial (income) expenses and other	404	(6,445)	(11,015)	(16,666)	(8,030)	(4,628)	(2,204)	(146)
Adjusted EBITDA	6,334	1,126	10,317	18,685	21,440	40,275	29,762	23,780
Adjusted EBITDA margin	21%	4%	31%	45%	53%	68%	66%	65%

While the BTC Mining industry experiences volatility, it is typically not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by CLYFSA. In Q3 2022, the Company began operations in Argentina. The production facility in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power to the Company in April 2023. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q1 2023 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (Washington Expansion, Paraguay Expansion, Argentina Expansion and Baie-Comeau Expansion) of this MD&A.

19	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS FINANCIAL MEASURES AND RATIOS

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 21 - Cautionary Note Regarding Non-IFRS Financial Measures and Ratios of this MD&A.

Non-IFRS financial measure

Measures	Definition	Purpose
Gross Mining profit	Gross Profit before: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.

●    To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●    Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s  performance.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; and (vi) other non-recurring items that do not reflect the core performance of the Company.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●    Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

20	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	●	To assess profitability of the Company across time periods.
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.	●	To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of certain general and administrative expenses.
Operating margin	The percentage obtained when dividing Operating income by Revenues.	●	To assess operational profitability of the Company across time periods.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
		●	Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.
Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

21	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change

Revenues	30,050	40,329	(10,279)	(25)%

Net (loss) income before income taxes	(2,809)	10,957	(13,766)	(126)%
Interest expense	1,620	3,010	(1,390)	(46)%
Depreciation and amortization expense	20,700	13,066	7,634	58%
EBITDA	19,511	27,033	(7,522)	(28)%
EBITDA margin	65%	67%	—	(2)%
Share-based payment	2,536	6,105	(3,569)	(58)%
Realized (gain) loss on disposition of digital assets	(587)	34	(621)	nm
Reversal of revaluation loss on digital assets	(2,695)	(3,702)	1,007	(27)%
Gain on extinguishment of long-term debt and lease liabilities	(12,835)	—	(12,835)	(100)%
Net financial (income) expenses and other	404	(8,030)	8,434	105%
Adjusted EBITDA	6,334	21,440	(15,106)	(70)%
Adjusted EBITDA margin	21%	53%	—	(32)%

nm: not meaningful

22	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Gross (loss) profit	(8,353)	17,037	(25,390)	(149)%
Non-Mining revenues (1)	(842)	(604)	(238)	39%
Depreciation and amortization expense	20,700	13,066	7,634	58%
Purchases of electrical components and other	324	312	12	4%
Electrician salaries and payroll taxes	356	329	27	8%
Gross Mining profit (2)	12,185	30,140	(17,955)	(60)%
Gross Mining margin	42%	76%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Revenues	30,050	40,329	(10,279)	(25)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(29,208)	(39,725)	10,517	(26)%
Non-Mining revenues	842	604	238	39%

(2)	“Gross Mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of revenues that do not directly relate to Mining related activities. “Gross Mining margin” is defined as the percentage obtained when dividing Gross Mining profit by Revenues from Mining related activities.

23	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. The Company sends funds periodically to Argentina to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Mining services to its Canadian parent which owns and records revenue from the BTC mined in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements. The Argentinian subsidiary earns a market-based return on the services it provides to its Canadian parent.

A.	Cash Flows

	Three months ended March 31,
(U.S. $ in thousands except where indicated)	2023	2022	$ Change	% Change
Cash, beginning of the period	30,887	125,595	(94,708)	(75)%
Cash flows from (used in):
Operating activities	1,029	(40,169)	41,198	103%
Investing activities	(3,528)	(100,073)	96,545	(96)%
Financing activities	943	91,940	(90,997)	(99)%
Exchange rate differences on currency translation	47	1	46	nm
Cash, end of the period	29,378	77,294	(47,916)	(62)%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities increased by $41.2 million during Q1 2023 compared to Q1 2022. The increase in net cash flows from operating activities was primarily driven by:

●	The liquidation of 1,267 BTC for total operating proceeds of $28.5 million during Q1 2023, compared to 18 BTC for total proceeds of $0.7 million for the same period in 2022;
●	A decline in income taxes paid with $12.0 million paid in Q1 2022, compared to nil in Q1 2023;
●	Other favorable working capital variances totaling $5.8 million that are explained in Section 11 - Financial Position of this MD&A;
●	Lower cash G&A expenses of $1.8 million; and
●	Lower interest and financial expenses paid of $1.0 million.

The increase was partially offset by:

●	Higher energy and infrastructure costs of $7.4 million.

24	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $96.5 million during Q1 2023 compared to Q1 2022.

The decrease in cash flow used in investing activities is explained by:

●	The Company not purchasing BTC in Q1 2023 compared to acquiring 1,000 BTC for $43.2 million in Q1 2022. Refer to Section 10B - Liquidity and Capital Resources (capital resources - digital asset management program) of this MD&A;
●	The Company’s postponement of development of the second warehouse in Argentina resulted in no advance payment made for equipment and construction materials relating to the Argentina expansion in Q1 2023, compared to $45.1 million in advanced payments made on new property, plant and equipment (“PPE”) in Q1 2022; and
●	$5.7 million of net additions of PPE during Q1 2023, compared to $22.6 million for the same period in 2022 primarily due to Miners and infrastructure build-out.

The decrease was partially offset by:

●	$2.2 million of net proceeds received from the purchase and disposition of marketable securities to fund the Argentina expansion activities compared to $10.9 million for the same period in 2022, as described in Note 19 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $91.0 million from $91.9 million for Q1 2022 to $0.9 million for Q1 2023.

Q1 2023

●	The Company raised $15.8 million of net proceeds from its at-the-market equity offering program which were partially offset by scheduled and one-time payments relating to long-term debt and lease liabilities of approximately $13.5 million and $1.4 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the BlockFi Loan on February 8, 2023 for a cash consideration of $7.8 million, as discussed below;
◦	Capital repayments of $5.3 million towards the NYDIG loan which reduced the outstanding balance to $21.0 million as of Q1 2023; and
◦	The full repayment of the principal amount of the remaining Foundry Loans #2, #3 and #4, as defined in the Financial Statements, before maturity and without prepayment penalty for $0.8 million.
●	The lease repayments included:
◦	During February 2023, the Company modified its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million.

25	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Q1 2022

●	During Q1 2022, $26.3 million was raised from the issuance of common shares and warrants, $31.0 million was raised from long-term debt and $40.0 million was raised from the Credit Facility which was fully repaid in the fourth quarter of 2022; and
●	During Q1 2022, these proceeds were partially offset by long-term debt and lease repayments of $4.3 million and $1.0 million, respectively.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi, which was classified as long-term debt in the statement of financial position. Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto mining facilities in the State of Washington. The BlockFi loan was recourse only against Backbone Mining, and the loan was secured by its Miners, and in the event of default, BTC produced by those Miners.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market (“ATM”) equity offering program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes a prospectus supplement related to the ATM. The Company may, at its discretion and from time-to-time, sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. Since the ATM equity offering program commenced, the Company had issued 69,187,000 common shares for net proceeds of $215.5 million as of March 31, 2023.

Q1 2023 v. Q1 2022

During the three months ended March 31, 2023, the Company issued under the ATM 15,940,000 common shares in exchange for gross proceeds of $16.4 million at an average share price of approximately $1.03. The Company received net proceeds of $15.8 million after paying commissions of $0.5 million to the Company’s agent. During the three months ended March 31, 2022, the Company issued 6,821,000 common shares in exchange for gross proceeds of $27.2 million at an average share price of approximately $3.99. The Company received net proceeds of $26.3 million after paying commissions of $0.8 million to the Company’s agent, in addition to $0.1 million of other transaction fees.

26	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the ATM equity offering program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity offering program through March 31, 2023:

(U.S. $ in thousands except where indicated)
Categories	Use of proceeds from August 16, 2021 to March 31, 2023
MicroBT Miners	97,819
Bitmain Miners	24,057
Washington Expansion	26,208
Sherbrooke Expansion (completed in 2022)	22,201
Argentina Expansion, net of gain on disposition of marketable securities	41,363
Cowansville Expansion (completed in 2022)	573
Paraguay Expansion	3,230
215,451

The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return for its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions, the cost of providing the financing, and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing would be required to complete construction of warehouse #2 in Argentina when and if conditions are satisfactory and to initiate and complete the construction of warehouse #3 and #4 in Argentina, if the Company elects to do so. The Company also anticipates that additional financing will be required to purchase sufficient Miners for the Company to meet its objective of generating 6.0 EH/s of computer power by the end of the third quarter of 2023. In order to achieve its business objectives, the Company may sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC generated from ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

27	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program pursuant to which the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021.

In January 2022, the Board of Directors (the “BOD”) authorized management to purchase 1,000 BTC. During the second quarter of 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the Credit Facility and 350 BTC in treasury to manage liquidity levels. During the third quarter of 2022, the Company sold 670 BTC in collateral to repay part of the Credit Facility and 1,925 BTC in treasury to maintain sufficient liquidity levels. On August 1, 2022, management received approval from the BOD to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions be justified in its discretion. During Q4 2022, the Company sold 1,359 BTC in collateral to repay the remaining balance of the Credit Facility in full and 1,734 BTC in treasury to manage liquidity levels.

During Q1 2023, the Company sold 1,267 BTC for total proceeds of $28.5 million, a portion of which was used to repay equipment-related indebtedness and fund operations.

The purchase and disposal of BTC as described above while the Company continued to mine BTC resulted in total holdings of 435 BTC as of March 31, 2023, valued at approximately $12.4 million based on a BTC price of approximately $28,500, as of March 31, 2023.

Custody of digital assets

The Company’s BTC is mined to multi-signature wallets that the Company controls or directly to an external third-party custodian. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for the purposes of § 206 (4) -2(d)(6) of the U.S. Investment Advisers Act of 1940, as amended.

As of May 14, 2023, the Company has 520 BTC, net of BTC sales, valued at $14.0 million on its balance sheet. As of the date of this MD&A, 99% of the Company’s BTC are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statement of financial position.

28	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase or its affiliates. In its quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on May 4, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims at reducing the risk of variability of future cash flows resulting from future disposals of digital assets, considering the volatility and adverse price movements of the digital assets in the past months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created to this purpose, to undertake hedges of BTC option contracts up to 20% of the Company’s BTC production per month and up to three months of unmined BTC production. In April 2023, the BOD authorized Management to increase the BTC option contracts up to 50% of the Company’s BTC production per month and up to six months of unmined BTC production.

During the three months ended March 31, 2023, the Company had secured BTC option contracts to sell digital assets. Refer to Note 15 to the Financial Statements for more details.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments as of March 31, 2023:

(U.S. $ in thousands)	2023	2024	2025	2026	2027 and thereafter	Total
Trade accounts payable and accrued liabilities	11,921	—	—	—	—	11,921
Long-term debt	18,384	4,085	—	—	—	22,469
Lease liabilities	2,969	3,657	2,563	2,425	8,871	20,485
	33,274	7,742	2,563	2,425	8,871	54,875

29	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Commitments

As of March 31, 2023, the Company had no commitments.

E.	Off-Balance Sheet Arrangements

As of May 14, 2023, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

11. FINANCIAL POSITION

A.	Working Capital

	As of March 31,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Total Current Assets	73,913	69,088	4,825	7%
Total Current Liabilities	43,500	67,244	(23,744)	(35)%
Working Capital	30,413	1,844	28,569	1549%

As of March 31, 2023, Bitfarms had working capital of $30.4 million compared to $1.8 million as of December 31, 2022. The increase in working capital was mostly due to:

●	The extinguishment of the BlockFi loan in Q1 2023 which had an outstanding balance of $20.0 million on December 31, 2022, for a payment of $7.8 million, resulting in an increase of $12.2 million in working capital. Refer to section 10a - Liquidity and Capital Resources for details on the extinguishment of the BlockFi loan.
●	A $5.7 million increase in total digital assets, including the digital assets pledged as collateral, resulting from the appreciation of the BTC price during Q1 2023 as well as the increase of the Company’s treasury by 30 BTC.

30	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

	As of March 31,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Canada	129,405	142,654	(13,249)	(9)%
USA	29,605	32,664	(3,059)	(9)%
Argentina	39,375	31,927	7,448	23%
Paraguay	12,605	12,183	422	3%
	210,990	219,428	(8,438)	(4)%

As of March 31, 2023, Bitfarms had PPE of $211.0 million compared to $219.4 million as of December 31, 2022. The decrease of $8.4 million, or 4%, was primarily due to the $13.2 million decrease of PPE in Canada, mainly relating to depreciation expense. PPE in the US decreased by $3.1 million mostly due to depreciation expense incurred on Miners purchased for the Washington facilities in 2021. These decreases were partially offset by the $7.4 million increase in Argentina mainly relating to the delivery of approximately 2,000 Miners in 2023.

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 15 to the Financial Statements and Note 22 to the 2022 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 16 to the Financial Statements.

31	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

14. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed disclosure controls and procedures (“DC&P”), or caused to be designed under their supervision, to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the period beginning on January 1, 2023 and ended March 31, 2023.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

32	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. RECENT AND SUBSEQUENT EVENTS

A.	At-The-Market Equity Offering Program

During the period from April 1, 2023, to May 14, 2023, the Company issued 4,441,000 common shares through its at-the-market equity offering program in exchange for gross proceeds of $5.1 million at an average share price of approximately $1.14. The Company received net proceeds of $4.9 million after paying commissions of $0.2 million to the Company’s agent.

B.	Baie-Comeau (Quebec) Acquisition

On April 10, 2023, the Company entered into agreements to acquire shares of a Company that owns the right to 22 MW of hydro-power capacity in Baie-Comeau, Quebec and lease a site to install the infrastructure to operate the acquired capacity. The consideration to be transferred at closing would total $1.8 million, of which $0.7 million is expected to be paid in cash and $1.1 million is expected to be paid in common shares of the Company, the latter subject to regulatory approval and customary and contractual resale restrictions. The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years at $15,000 a month. The proposed lease agreement also provides the Company with the option to purchase the site for $2.3 million (CAD$3.0 million) throughout the lease term.

16. SHARE CAPITAL

As of the date of this MD&A, the Company has 244,726,000 common shares outstanding, 6,525,000 vested and 4,584,000 unvested stock options, 19,153,000 warrants outstanding and 400,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

17. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, dated March 20, 2023. These risks and uncertainties have not materially changed in the three months ended March 31, 2023, other than the risk described below, and hereby incorporated by reference.

33	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

17. RISK FACTORS (Continued)

Hedges

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although hedging activities are undertaken on a risk adjusted basis, there can be no certainty that such activities will be profitable and these activities could result in significant losses. In addition, hedging practices involve transactions with third party counterparties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

18. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the Company’s 2022 Annual Financial Statements.

19. SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2022 Annual Financial Statements for more information regarding the Company’s significant accounting policies.

20. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

34	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

20. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving event;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk;
●	adoption of ESG practices and the impacts of climate change;
●	third-party supplier risks;
●	COVID-19 pandemic; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 20, 2023. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

35	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS financial measures and ratios including “Gross margin,” “Operating margin,” “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” and “Gross Mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Refer to Section 9 - Non-IFRS Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

22. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s Annual Information Form, are available through the internet on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

36	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

23. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the BTC network issues Block Rewards through the Mining process.
Block Reward	A BTC block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash	One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of BTC transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, BTC Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

37	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

23. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The BTC network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in BTC Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash	One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the BTC network to validate transactions on the BTC Blockchain.
Terahash	One trillion (1,000,000,000,000) hashes per second.

38	Page